EXHIBIT 99


Contact:
Dick Becht
716/655-3800


FOR IMMEDIATE RELEASE



                 ACME ELECTRIC ANNOUNCES YEAR-END RESULTS


     EAST AURORA, N.Y., August 5, 1998  -- Acme Electric Corporation (NYSE:
ACE) reported today that, for the year ended June 30, 1998, sales were $90,916,000 with net income of $2,529,000, or $.50 per share, compared to sales of $94,062,000 and net income of $136,000, or $.03 per share, for the prior year.
     Robert J. McKenna, Chairman and CEO, stated that, "During the last four years, we have successfully rebuilt the Company's operational base and returned to profitability.
     Our major manufacturing facilities are now operating under Demand Flow Technology, which has reduced manufacturing lead times from months to days, greatly lowered our working capital requirements, and provided us with tremendous flexibility to better serve our customers.
     Several new programs with existing customers are presently in the design stage, with production scheduled to begin throughout the next twelve months. In addition, there are a number of new programs underway with new customers. These programs should yield solid sales and earnings growth over the coming fiscal year.
     A general upgrade in the quality of our product development staff has been made over the past couple of years, and their efforts have begun to bear fruit. Several new additions to our standard product offering were added this past year, and more are under development.
     Of some concern is the loss of a major customer in our electronics power supply business. This customer has had an active vendor reduction program in place for some time, favoring large multi-national companies, and we expected our business with them to decline significantly over the next couple of years, however, it now appears that will occur within four to six months. We are taking the necessary actions to minimize the impact of this situation on our business and plan to accelerate the pace of new product and market development.
     We believe that our future growth can be significantly strengthened by effective partnering with other companies when our combined resources provide a competitive market advantage. One such relationship was recently established with Rockwell Automation, which provides for collaborative marketing efforts with their Allen Bradley line of electrical products. We intend to pursue similar alliances wherever appropriate.
     Much has been accomplished in the last few years, and much needs to be done, but we continue to view the future with much optimism."
     Founded in 1917, Acme Electric Corporation is a leader in the design and manufacture of power conversion equipment for electronic and electrical systems for industrial, commercial, residential, military and aerospace applications. Corporate headquarters are in East Aurora, N.Y., with operations in Cuba, N.Y., Lumberton, N.C. and Tempe, Ariz.
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ACME ELECTRIC CORPORATION

Comparative Analysis
(in thousands, except for per share data)

                                                  For the
                         For the Year Ended    13 Weeks Ended
                         ------------------  ------------------
                         06/30/98  06/30/97  06/30/98  06/30/97
                         --------  --------  --------  --------

Net Sales                 $90,916   $94,062   $23,633   $23,355
Net Income (Loss)           2,529       136     1,276     (178)
Net Income (Loss) Per
 Common Share
 (Basic and Diluted)         $.50      $.03      $.25    $(.04)
Weighted Number of Shares
 Outstanding Used to Compute
 Net Income (Loss) Per
 Common Share:
  Basic                 5,046,011 4,960,103 5,049,962 4,986,206
  Diluted               5,060,382 4,973,146 5,064,885 4,986,206